U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, WI  53202

September 30, 2019

VIA EDGAR TRANSMISSION

Ms. Christina Fettig
Mr. Ray Be
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

RE:	Absolute Shares Trust (the “Trust”)
Registration Statement on Form N-14 (File No. 333-233312)

Dear Ms. Fettig and Mr. Be,

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” of the “Commission”) with respect to the Registration Statement on Form N-14 filed with the Commission on August 16, 2019 with respect to each series of the Trust listed below (each, a “Fund”, and collectively, the “Funds”):

WBI BullBear Rising Income 2000 ETF;
WBI BullBear Value 2000 ETF;
WBI BullBear Yield 2000 ETF;
WBI BullBear Quality 2000 ETF;
WBI BullBear Rising Income 1000 ETF;
WBI BullBear Value 1000 ETF;
WBI BullBear Yield 1000 ETF; and
WBI BullBear Quality 1000 ETF.

For your convenience in reviewing the Trust’s responses, your comment is included in bold typeface immediately followed by the Trust’s response.
1.
Staff Comment:  The Staff disagrees with the Trust’s response to the Staff’s Comment 10 in the Trust’s correspondence filed on September 27, 2019. Although the Funds may remain focused on large-cap securities immediately after the Reorganizations, the revisions to the principal strategy disclosure would permit such a focus to change in the future. The change from large-cap to all-cap appears material. Please revise the principal strategy disclosure pursuant to a post-effective amendment filed under Rule 485(a).

Response: The Trust will file a post-effective amendment under Rule 485(a) for the Acquiring Funds.  In order to meet the time constraints of the Trust’s annual update to its registration statement, as well as the timeline for the Reorganizations, the Trust anticipates requesting acceleration of such Rule 485(a) filing.

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If you have any questions regarding the enclosed, please do not hesitate to contact the undersigned at (414) 765-6620.

Very truly yours,

/s/ Alia M. Vasquez

Alia M. Vasquez
For U.S. Bank Global Fund Services

cc: Peter Shea, Esq.